Exhibit 1.3

SEARCHMEDIA HOLDINGS LIMITED

(THE “COMPANY”)

CERTIFICATION OF THE COMPANY SECRETARY DATED 14

DECEMBER 2012

The Annual Meeting of Shareholders of the Company at its Annual General Meeting dated 14 December 2012 resolved by SPECIAL RESOLUTION to amend the Articles of Association of the Company to reduce the minimum notice for a Director meeting from seven to two days. As a consequence the following amendments have been made to the Articles of Association of the Company.

1.	Article 99 of the Articles of Association of the Company be and is hereby replaced in its entirety with a new Article 99 as follows:

Except as otherwise provided by these Articles, the Directors shall meet together, either telephonically and/or in person, for the dispatch of business, convening, adjourning and otherwise regulating their meetings as they think fit. Notices and agenda of the business to be transacted at the meeting and all relevant documents and materials to be circulated at or presented to the meeting shall be sent to every Director and alternate Director at least two (2) days prior to the relevant Board meeting (exclusive of the day on which such notice is given). Minutes of Board meetings shall be sent to every Director and alternate Director within thirty (30) days after the relevant meeting. Except as provided herein, questions or issues arising at any meeting or matters brought before the Board to be voted on shall be decided by the affirmative vote of a simple majority of the Directors or alternate Directors present at the meeting which there is a quorum. The vote of an alternate Director not being counted if such alternate’s appointor be present at such meeting.

2.	Article 100 of the Articles of Association of the Company be and is hereby replaced in its entirety with a new Article 100 as follows:

A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time summon a meeting of the Directors by at least two (2) days’ written notice (exclusive of the day on which such notice is given) to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless such notice is waived in writing by all the Directors (or their alternates) either at, before or after the meeting is held, provided that the presence of a Director at a meeting shall be deemed to constitute a waiver on such Director’s part in respect of such meeting, and, provided further, if the notice is given in person, by cable, telex or telecopy the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting organization as the case may be.

BY

Joshua Weingard, Company Secretary

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